Exhibit 99.2

AMENDED AND RESTATED

ALLIANCE PARTNERS COMPENSATION PLAN

(as amended through January 1, 2003)

Alliance Capital Management Holding L.P. (together with any successor to all or substantially all of its business and assets, “Holding”) and its successor and affiliate Alliance Capital Management L.P. (together with any successor to all or substantially all of its business and assets, “Alliance”) have established this Alliance Partners Compensation Plan to (i) create a compensation program to attract and retain eligible employees expected to make a significant contribution to the future growth and success of Holding and Alliance, including their respective subsidiaries and (ii) foster the long-term commitment of these employees through the accumulation of capital and increased ownership of equity interests in Holding.

ARTICLE I

DEFINITIONS; ELIGIBILITY

1.   Definitions. Whenever used in the Plan, each of the following terms shall have the meaning for that term set forth below:

(a) “Account” means, with respect to Post-2000 Awards and Pre-1999 Awards, a separate bookkeeping account established for each Participant for each such Award, with the applicable amount of the Award as described in Articles II and IV, respectively, credited to the Account together with notional investment earnings, gains and losses (in the case of a Post-2000 Award), and with Earnings (in the case of a Pre-1999 Award) thereafter credited thereon.

(b) “Affiliate” means (i) any entity that, directly or indirectly, is controlled by Alliance and (ii) any entity in which Alliance has a significant equity interest, in either case as determined by the Board or, if so authorized by the Board, the Committee.

(c) “Alliance Units” means units representing assignments of beneficial ownership of limited partnership interests in Alliance.

(d) “Approved Fund” means any money-market, debt or equity fund sponsored by Alliance or its Affiliate and designated by the Committee from time to time as an Approved Fund.

(e) “Award” means any Pre-1999 Award, 1999-2000 Award or Post-2000 Award.

(f) “Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

(g) “Beneficiary” means one or more persons, trusts, estates or other entities, designated in accordance with Section 22(a), that are entitled to receive, in the event of a Participant’s death, any amount or property to which the Participant would otherwise have been entitled under the Plan.

(h) “Beneficiary Designation Form” means the form established from time to time by the Committee that a Participant completes, signs and returns to the Committee to designate one or more Beneficiaries.

(i) “Board” means the Board of Directors of the general partner of Holding and Alliance.

(j) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(k) “Committee” shall mean the Board or one or more committees of the Board designated by the Board to administer the Plan.

(l) “Company” shall mean Holding, Alliance and any corporation or other entity of which Holding or Alliance (i) has sufficient voting power (not depending on the happening of a contingency) to elect at least a majority of its board of directors or other governing body, as the case may be, or (ii) otherwise has the power to direct or cause the direction of its management and policies.

(m) “Deferral Election” means a Participant’s election to defer the distribution of Holding Units or Accounts under an Award in accordance with the Plan, as evidenced by the Participant’s completion, signing and submission of the deferral agreement and election forms supplied by Alliance and the acceptance of those documents by Alliance.

(n) “Director” shall mean any member of the Board.

(o) “Disability” shall mean, with respect to a Participant, a good faith determination by the Committee that the Participant is physically or mentally incapacitated and has been unable for a period of six consecutive months to perform substantially all of the duties for which the Participant was responsible immediately before the commencement of the incapacity.  In order to assist the Committee in making such a determination and as reasonably requested by the Committee, a Participant will (i) make himself or herself available for medical examination by one or more physicians chosen by the Committee and approved by the Participant, whose approval shall not be unreasonably withheld, (ii) grant the Committee and any such physicians access to all relevant medical information relating to the Participant, (iii) arrange to furnish copies of medical records to the Committee and such physicians, and (iv) use his or her best efforts to cause the Participant’s own physicians to be available to discuss the Participant’s health with the Committee and its chosen physicians.

(p) “Earnings” means an amount computed as of the end of each calendar year equal to the product of (A) the balance of the Participant’s Account as of the Effective

Date of the Award credited thereto and (B) a percentage equal to the higher of (1) the “Alliance Growth Rate” for the period from such Effective Date through the end of the calendar year as of which the computation is being made (the “Earnings Period”) and (2) the “Cumulative Compound Reference Rate” for the Earnings Period. For purposes of the foregoing, the “Alliance Growth Rate” means 1 plus the cumulative percentage increase or decrease in the level of Alliance’s pretax operating earnings per Alliance Unit for each calendar year during the Earnings Period, compounded annually, multiplied by the square of 1 plus the Reference Rate at the end of the Earnings Period, based on such product, determining the resultant compound annual growth rate (using the number of years in the Earnings Period plus two) and on the basis of such computation, determining the cumulative compound growth rate over the Earnings Period. Alliance’s pre-tax operating earnings per Alliance Unit shall be based on Alliance’s earnings for each year during the Earnings Period, including the weighted average number of Alliance Units outstanding during each such year, as determined in accordance with generally accepted accounting principles. For purposes of the foregoing, the “Cumulative Compound Reference Rate” means 1 plus the cumulative Reference Rate determined by taking the Reference Rate at the end of each calendar year during the Earnings Period, compounded annually, multiplied by the square of 1 plus the Reference Rate at the end of the Earnings Period, based on such product, determining the resultant compound annual rate (using the number of years in the Earnings Period plus two) and on the basis of such computation, determining the cumulative compound rate over the Earnings Period. All computations shall be made by the Committee and the resulting amounts rounded to the nearest one hundredth.

(q) “Effective Date” of an Award means December 31 of the calendar year for which the Award is initially granted under the Plan pursuant to Section 2(a), 9(a) or 13 hereof.

(r) “Eligible Employee” shall mean, for any calendar year, an employee of a Company whom the Committee determines to be eligible for an Award; provided, that in connection with Pre-1999 and Post-2000 Awards, Eligible Employees for any calendar year shall be limited to those employees who are “highly-compensated employees” within the meaning of ERISA sections 201(2), 301(a)(3) and 401(a)(1), as determined by the Committee.

(s) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

(t) “Fair Market Value” shall mean, with respect to a Holding Unit as of any given date and except as otherwise expressly provided by the Board, the closing price of a Holding Unit on the New York Stock Exchange on such date or, if no sale of Holding Units occurs on the New York Stock Exchange on such date, the closing price of a Holding Unit on such Exchange on the last preceding day on which such sale occurred.

(u) “Final Account Balance” means the aggregate of the vested balances of a Participant in each Account maintained for the Participant as of the end of the calendar year immediately preceding the calendar year in which the employment of the Participant with the Companies terminates for any reason or, if the Participant’s employment with the Companies terminates as of a calendar year end, as of that year end.

(v) “Investment Election Form” means a form completed, signed and submitted by a Participant with respect to a Post-2000 Award, pursuant to Section 3(b), designating the percentage of such Award to be treated as invested or notionally invested in Restricted Units or Approved Funds.

(w) “Holding Units” means units representing assignments of beneficial ownership of limited partnership interests in Holding.

(x) “1999-2000 Award” means any Award subject to the provisions of Article III hereof.

(y) “Participant” means any Eligible Employee of any Company who has been designated by the Committee to receive an Award for any calendar year and who thereafter remains employed by a Company.

(z) “Partner’s Pool” means, for each calendar year commencing with 1995, the sum of (i) the maximum amount first available to be awarded under this Plan with respect to that year; (ii) the aggregate amount previously forfeited pursuant to Sections 7, 11 or 16 and not subsequently re-granted under the Plan; provided, that with respect to Restricted Units forfeited pursuant to Sections 7 or 11, the amount that shall be added to the Partner’s Pool pursuant to this Section 1(z) shall be the number of such Restricted Units multiplied by the Grant Value thereof; and (iii) an amount equal to the difference between the amount of the Partners Pool for the immediately preceding calendar year (as computed pursuant to this Subsection for that prior year) and the aggregate amount of Awards for such year; provided, that the Board or Committee may increase the amount otherwise available for awards under the Plan in any year by a reduction in the amount otherwise available for awards under the Alliance bonus pool for that year.

(aa) “Plan” means the Alliance Partners Compensation Plan, as set forth herein and as amended from time to time.

(bb) “Person” shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

(cc) “Post-2000 Award” means any Award subject to the provisions of Article II hereof.

(dd) “Pre-1999 Award” means any Award subject to the provisions of Article IV hereof.

(ee) “Reference Rate” for any year means the average of the rates of interest on 6-month commercial paper (6-month certificates of deposit after August 31, 1997) as reflected on “Federal Reserve statistical release” H.15 (or any successor publication thereto) as of the last day of the calendar year for or as of which such rate is to be determined and as of the last day of the immediately prior twelve calendar months.

(ff) “Restricted Unit” shall mean any Holding Unit granted under Sections 4(a) or 9(b) of the Plan and designated as a Restricted Unit.

(gg) “Retirement” with respect to a Participant shall mean that the employment of the Participant with the Company has terminated either (i) on or after the Participant’s attaining age 65, or (ii) on or after the Participant’s attaining age 55 at a time when the sum of the Participant’s age and aggregate full calendar years of service with the Company, including service prior to April 21, 1988 with the corporation then named Alliance Capital Management Corporation, equals or exceeds 70.

(hh) “Termination of Employment” shall mean that the Participant involved is no longer performing services as an employee of any Company other than pursuant to a severance or special termination arrangement.

(ii) “Unforeseeable Financial Emergency” means an unanticipated emergency that is caused by an event beyond the control of the Participant that would result in severe financial hardship to the Participant resulting from (i) a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, (ii) a loss of the Participant’s property due to casualty, or (iii) such other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, all as determined in the sole discretion of the Committee.

2.   Eligibility. The Committee, in its sole discretion, will designate those Eligible Employees employed by a Company at the end of a calendar year who are to receive Awards for that year. In making such designation, the Committee will consider an Eligible Employee’s position with a Company, the manner in which the Eligible Employee is expected to contribute to the future growth and success of the Company and such other criteria as it shall deem relevant. The Committee may vary the amount of Awards to a particular Participant from year to year and may determine that a Participant who received an Award to a particular year is not eligible to receive any Award with respect to any subsequent year. An Eligible Employee who is a member of the Committee during a particular year shall be eligible to receive an Award for that year only if the Award is approved by the majority of the other members of the Committee.

ARTICLE II

POST-2000 AWARDS

3.   Grant of Awards.

(a)  Not later than thirty days after the end of each calendar year commencing with 2001, the Committee may make Awards, effective as of the Effective Date of such calendar year, in such amounts as the Committee determines in its sole discretion. The amount of each such Award shall initially be denominated in a specific cash amount. Except as otherwise provided below, each such Award shall be treated hereunder as a Post-2000 Award. In its sole discretion, the Committee may determine that the aggregate amount of Awards for any year will be less than the Partners Pool for that year.

(b)  Each Participant shall submit, in accordance with deadlines and procedures established from time to time by the Committee, an Investment Election Form with respect to each Post-2000 Award. Such Investment Election Form shall designate that percentage of such Participant’s Post-2000 Award which shall be treated for purposes of the Plan as invested or notionally invested in (i) Holding Units or (ii) each of the Approved Funds; provided, that the Committee may determine for each calendar year a minimum percentage of each Post-2000 Award that must be treated as invested in Holding Units.

(c)  Notwithstanding the foregoing, the Committee shall have the authority, in its sole discretion, to treat any Award for a calendar year commencing with 2001 as a Pre-1999 Award or 1999-2000 Award. In such case, (i) the provisions of this Article II (other than Sections 3(a) and 3(c)) shall not apply to such Award; and (ii) such Award shall otherwise be treated as subject in all respects to the provisions of Article III or Article IV of the Plan, as applicable; provided, that, notwithstanding Sections 10 and 15 of the Plan, the amount of such Restricted Units or Account (including Earnings thereon) will vest in accordance with Section 6.

4.   Post-2000 Awards Invested in Restricted Units.

(a)  As soon as reasonably practicable after the grant of Post-2000 Awards for each year as described in Section 3(a) above, the Committee shall determine, in its sole discretion, the Grant Value of a Holding Unit for such Awards. For this purpose, “Grant Value” shall mean: (i) to the extent the Holding Units to be awarded with respect to such Post-2000 Awards have either been acquired by Alliance or its affiliate prior to the grant of such awards, or are newly issued by Holdings, the Fair Market Value of a Holding Unit as of the Effective Date; and (ii) otherwise, the effective per-Unit cost of acquiring or issuing the remaining Holding Units to be awarded with respect to such Post-2000 Awards pursuant to the Investment Elections of all recipients of such Awards for such year. Upon determination of the Grant Value for each relevant year, that portion of each Post-2000 Award for such year for which an Investment Election has been validly made to invest in Restricted Units shall be denominated, and shall thereafter be treated for all purposes as, a grant of that number of Restricted Units equal to the quotient of the original cash-denominated amount of such portion of such Award, divided by the Grant Value for such Award, rounded down to the nearest integer.

(b)  A Participant to whom a Post-2000 Award is made shall, reasonably promptly after either the vesting of Restricted Units subject to a Post-2000 Award or the determination of the Grant Value for the relevant year as described in Section 4(a) above, be provided with a statement indicating the number of Restricted Units subject to such Award, subject to and pursuant to the terms of the Plan and the applicable Award Agreement.

(c)  Restricted Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Plan or the applicable Award Agreements. Each certificate issued in respect of Restricted Units with respect to which transfer restrictions remain in effect shall bear an appropriate legend, in the form determined by the Committee. Subject to Sections 8 and 22, upon the lapse of the restrictions applicable to such Restricted Units, the owner thereof shall have the right, upon request, to receive a certificate or certificates representing such Holding Units free of the legend (to the extent permissible and appropriate under relevant securities or other law). Until receipt of any such request, the Committee shall cause certificates representing such Holding Units to be held on the Participant’s behalf by the recordkeeper designated by the Committee under the Plan.

(d)  Subject to Sections 8(b) and 22, distributions paid on or in respect of any Restricted Units (whether vested, unvested or deferred pursuant to Section 8) shall be paid directly to the relevant Participant at the time such distributions are made. Each holder of a Restricted Unit (whether vested, unvested or deferred pursuant to Section 8) shall have the right to exercise, or direct the exercise, of any voting rights pertaining to such Restricted Unit.

(e)  A Participant will not make an election under section 83(b) of the Code with respect to an award of Restricted Units unless, prior to the date such election is filed with the Internal Revenue Service, the Participant (i) notifies the Committee of the Participant’s intention to file such election, (ii) furnishes the Committee with a copy of the election to be filed and (iii) pays (or makes arrangements for the payment thereof satisfactory to the Committee) the withholding amount to Alliance in accordance with Section 22(i).

(f)  In the event that the Committee determines that any distribution (whether in the form of cash, limited partnership interests, other securities, or other property), recapitalization (including, without limitation, any subdivision or combination of limited partnership interests), reorganization, consolidation, combination, repurchase, or exchange of limited partnership interests or other securities of Holding, issuance of warrants or other rights to purchase limited partnership interests or other securities of Holding, any incorporation of Holding, or other similar transaction or event affects the Holding Units such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee may, if so authorized by the Board, in such manner as it may deem equitable, adjust the number of Holding Units or other securities of Holding (or number and kind of other securities or property) subject to outstanding Awards, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award.

5.   Post-2000 Awards Invested in Approved Funds.

(a)  That portion of each Post-2000 Award for which an Investment Election Form has been validly submitted to invest in Approved Funds shall be credited to a separate Account as of the Effective Date of the Award. The amount of such Account shall be treated as notionally invested in the Approved Funds as of a date as determined by the Committee (the “Earnings Date”) which shall be no later than thirty days after the Effective Date, in the proportions set forth in such Investment Election Form. Earnings from the Effective Date to the Earnings Date will be credited at the rate that would have been returned during the same period by an investment in a money-market fund sponsored by Alliance and approved by the Committee.

(b)  After the Effective Date as of which an Account is established, each such Account will be credited or debited, as applicable, with notional investment earnings, gains and losses, as though the amounts in such Account had been actually invested in the Approved Funds in the proportions reflected in the Account. The Committee in its sole discretion may permit each Participant to reallocate notional investments in each Account among the various Approved Funds, subject to, without limitation, restrictions as to the frequency with which such reallocations may be made. As soon as reasonably practicable after the end of each calendar year, a statement shall be provided to each such Participant indicating the current balance in each Account maintained for the Participant as of the end of the calendar year, and the amounts in such Account notionally allocated to each of the Approved Funds.

(c)  Unless a Participant otherwise elects in accordance with Section 8, at the time any portion of a Participant’s Account vests hereunder, the portion so vested shall immediately be distributed to the Participant in a lump sum in cash. Such amount shall be treated as drawn proportionately from all of the Approved Funds in which the relevant Account is deemed invested.

(d)  To the extent any Approved Fund is terminated, liquidated, merged with another fund or experiences a major change in investment strategy or other extraordinary event, the Committee may, if so authorized by the Board, in such manner as it may deem equitable, reallocate or otherwise adjust the amount of any Account under this Article II to reflect the occurrence of such event.

6.   Vesting of Post-2000 Awards.

(a)  Except as provided in Section 6(b) below, Post-2000 Awards shall vest in equal annual installments during the Vesting Period (as determined below) with respect to such Award, with the first such installment vesting on the first anniversary of the date determined for this purpose by the Committee in connection with such Award (the “Grant Date”), and the remaining installments vesting on subsequent anniversaries of the Grant Date, provided in each case that the Participant is employed by a Company on such anniversary. (For purposes of this Plan, the “vesting” of a Restricted Unit shall mean the lapsing of the restrictions set forth in Section 4(c) with respect to such Restricted Unit, subject to any election to defer receipt of such Restricted Unit in accordance with Section 8.) The “Vesting Period” with respect to each Post-2000 Award shall be as set forth in the following table, based on the Participant’s age as of the Effective Date with respect to such Award:

Age of Participant
As of Effective Date	Vesting Period

Up to and including 61	4 years
62	3 years
63	2 years
64	1 year
65 or older	Fully vested at grant

(b)  In the event of a Participant’s Termination of Employment due to death or Disability, the unvested portion of any Post-2000 Award held by such Participant shall immediately vest.

7.   Forfeitures of Post-2000 Awards.  In the event of a Participant’s Termination of Employment for reasons other than death or Disability, all rights and interests of the Participant in the then-unvested portion of any Post-2000 Award will be immediately forfeited; provided, however, that, in its sole discretion, the Committee may determine to accelerate the Participant’s vesting of any such rights and interests and avoid the forfeiture of the otherwise unvested portion of the Participant’s Award. Any amounts forfeited pursuant to this Section 7 shall increase the amount of the Partners Pool as provided for in Section 1(z)(ii).

8.   Deferral of Distribution of Post-2000 Awards.

(a)  A Participant may elect to defer receipt of Holding Units, or distribution of Accounts, deliverable to the Participant under a Post-2000 Award in connection with the vesting of such Post-2000 Award. A Participant shall make such election with respect to an Award by submitting to Alliance a Deferral Election relating to such Award. Such a Deferral Election must be submitted to Alliance immediately following Participant’s receipt of such Award and will apply with respect to the entire Award.

(b)  Any Holding Units with respect to which a Participant has made a Deferral Election shall be posted to a bookkeeping account established by Alliance in the Participant’s name. Quarterly or special distribution paid with respect to Holding Units covered by a Participant’s Deferral Election will not be paid to the Participant on a current basis but will instead be credited to the Alliance bookkeeping account for the Participant and converted into additional Holding Units at such intervals as may be established by the Committee, but in any event no less frequently than annually. The price per Holding Unit used for such conversion shall be determined in accordance with the approach set forth in Section 4(a) for establishing the Grant Value per Holding Unit. As of the date that any such amounts are converted into Holding Units, the Alliance bookkeeping account for the Participant shall be amended to reflect such conversion to Holding Units. Thereafter any quarterly or special distribution paid with respect to such Holding Units will also be credited to the Alliance bookkeeping account for the Participant and converted into additional Holding Units in the manner described above. In no event shall any distributions be paid, or any Holdings Units converted pursuant to this subsection be distributed, to the Participant before the date elected by Participant in accordance with subsection (d) of this Section 8 or otherwise in accordance with subsections (f) and (g) of this Section 8, if applicable.

(c)  A Participant will be entitled to receive distribution of the entire amount of the Holding Units credited to the Participant as a result of the conversion of distributions paid on the Holding Units originally awarded to the Participant and deferred hereunder and the conversion of distributions paid on the Holding Units derived from such distributions.  However, the Participant will only be entitled to receive distribution of the Holding Units originally awarded to the Participant and deferred pursuant to a Deferral Election if and to the extent the restrictions imposed on those Holding Units lapse in accordance with the Plan and the applicable Award Agreement.

(d)  At the time a Participant submits a Deferral Election, the Participant shall indicate in such Deferral Election the time and method of distribution for the Holding Units or Accounts covered by the Deferral Election. The Deferral Election shall allow a Participant to elect to receive such Holding Units or Accounts commencing as of:

(i)                   a stated date not earlier than the date on which the entire applicable Award has become fully vested; or

(ii)                if earlier, the date of the Participant’s Termination of Employment.

The distribution election set forth in a Participant’s Deferral Election shall be irrevocable as to the Holding Units or Accounts covered by such election; provided, however, that at the sole discretion of the Committee a Participant may be permitted to amend a distribution election to extend the deferral of such Holding Units or Accounts if such amendment is made at least one year prior to the scheduled distribution commencement date for such Holding Units or Accounts and the amendment defers commencement of such distribution for at least three years beyond the scheduled distribution commencement date. If, with respect to Holding Units or Accounts covered by a Deferral Election of a Participant, the Participant has failed to elect a distribution commencement date or there exists any ambiguity as to the distribution commencement date elected by the Participant, the Committee may commence distribution of such Holding Units or Accounts upon the vesting of such Holding Units or Accounts, unless determined otherwise by the Committee, in its sole discretion.

(e)  The Deferral Election shall allow a Participant to elect to receive the Holding Units or Accounts deferred in:

(i)                   a single lump sum distribution; or

(ii)                substantially equal annual installments over a period of up to 10 years, as elected by the Participant.

If, with respect to Holding Units or Accounts covered by a Deferral Election of a Participant, the Participant has failed to elect a method of payment or there exists any ambiguity as to the method of payment elected by the Participant, the method of payment for such Holding Units or Accounts shall be lump sum, unless determined otherwise by the Committee, in its sole discretion.

(f)  Notwithstanding the foregoing, if a Participant experiences an Unforeseeable Financial Emergency, the Participant may petition the Committee to (i) suspend any deferrals required under a Deferral Election submitted by the Participant and/or (ii) receive a partial or full distribution of the Holding Units or Accounts deferred by the Participant with respect to which vesting has occurred. The Committee shall determine, in its sole discretion, the number of Holding Units and amount of the Accounts which may be distributed; provided, however, that the distribution shall not exceed the lesser of the Participant’s Holding Units and Accounts which have vested, or the amount reasonably needed to satisfy the Unforeseeable Financial Emergency.

(g)  Notwithstanding the foregoing, a Participant (or, after the Participant’s death, his or her Beneficiary) may elect, at any time, to withdraw all (but not less than all) of his or her Holding Units or Accounts with respect to which vesting has occurred, less a withdrawal penalty equal to 10% of the amount or balance of such Holding Units or Accounts. This election can be made at any time before or after the Participant’s Disability, death or Termination of Employment, and whether or not the Participant (or Beneficiary) is in the process of receiving distributions of Holding Units or Accounts pursuant to a distribution installment schedule. The Participant (or his or her Beneficiary) shall make this election by giving the Committee advance written notice of the election in a form determined from time to time by the Committee. Once such a withdrawal is made, the Participant shall not be eligible to submit any further Deferral Elections under the Plan.

ARTICLE III

1999-2000 AWARDS

9.   Grant of Awards.

(a)  Not later than thirty days after the end of each of calendar years 1999 and 2000, the Committee may make Awards, effective as of the Effective Date of such calendar year, in such amounts as the Committee determines in its sole discretion. The amount of each such Award shall initially be denominated in a specific cash amount. Except as otherwise provided below, each such Award shall be treated hereunder as a 1999-2000 Award. In its sole discretion, the Committee may determine that the aggregate amount of Awards for any year will be less than the Partners Pool for that year.

(b)  As soon as reasonably practicable after the grant of 1999-2000 Awards for each year as described in Section 3(a) above, the Committee shall determine, in its sole discretion, the Grant Value of a Holding Unit for such Awards. For this purpose, “Grant Value” shall mean: (i) to the extent the Holding Units to be awarded with respect to such 1999-2000 Awards have either been acquired by Alliance or its affiliate prior to the grant of such awards, or are newly issued by Holdings, the Fair Market Value of a Holding Unit as of such determination; and (ii) otherwise, the effective per-Unit cost of acquiring or issuing the remaining Holding Units to be awarded with respect to such 1999-2000 Awards.  Upon determination of the Grant Value for each relevant year, each 1999-2000 Award for such year shall be denominated, and shall thereafter be treated for all purposes as, a grant of that number of Restricted Units equal to the quotient of the original cash-denominated amount of such Award, divided by the Grant Value for such Award, rounded down to the nearest integer.

(c)  A Participant to whom a 1999-2000 Award is made shall, reasonably promptly after either the vesting of Restricted Units subject to a 1999-2000 Award or the determination of the Grant Value for the relevant year as described in Section 3(b) above, be provided with a statement indicating the number of Restricted Units subject to such Award, subject to and pursuant to the terms of the Plan and the applicable Award Agreement.

(d)  Restricted Units granted pursuant to 1999-2000 Awards shall be subject to the provisions of Sections 4(c)-4(f) of the Plan.

10.  Vesting of Restricted Units Pursuant to 1999-2000 Awards.

(a)  Except as provided in Section 10(b) below, restrictions 1999-2000 shall lapse with respect to the Restricted Units subject to each 1999-2000 Award in equal annual installments during the Vesting Period (as determined below) with respect to such Award, with restrictions as to the first such installment lapsing on the first anniversary of the Grant Date, and restrictions as to the remaining installments lapsing on subsequent anniversaries of the Grant Date, provided in each case that the Participant is employed by a Company on such anniversary. The Vesting Period with respect to each 1999-2000 Award shall be as set forth in the following table, based on the Participant’s age as of the Effective Date with respect to such Award:

Age of Participant
As of Effective Date	Vesting Period

Up to and including 47	8 years
48	7 years
49	6 years
50-57	5 years
58	4 years
59	3 years
60	2 years
61	1 year
62 or older	Fully vested at grant

(b)  In the event of a Participant’s Termination of Employment due to death or Disability, restrictions on any remaining Restricted Units held by such Participant shall immediately lapse.

(c)  The lapsing of any restrictions on Restricted Units in accordance with this Section 10 shall be subject to any deferral effected pursuant to Section 12.

11.   Forfeitures. In the event of a Participant’s Termination of Employment for reasons other than death or Disability, all rights and interests in all of such Participant’s Restricted Units pursuant to a 1999-2000 Award with respect to which restrictions have not previously lapsed will be immediately forfeited; provided, however, that, in its sole discretion, the Committee may determine to accelerate the Participant’s vesting of any such rights and interests and avoid the forfeiture of the Participant’s otherwise unvested Restricted Units.  Any amounts forfeited pursuant to this Section 6 shall increase the amount of the Partners Pool as provided for in Section 1(z)(ii).

12.   Deferral of Distribution of 1999-2000 Awards.  The Committee may, in its sole discretion, permit the elective deferral of receipt of Holding Units deliverable to a Participant under a 1999-2000 Award in connection with the vesting of such 1999-2000 Award. Any such deferral will be subject to substantially the same rules and procedures as set forth in Section 8 above with respect to the deferral of Post-2000 Awards. Any election to defer receipt of any portion of a 1999-2000 Award which is scheduled to vest in any calendar year must be made before January 31 of the prior calendar year.

ARTICLE IV

PRE-1999 AWARDS

13.   Grant of Awards. Not later than thirty days after the end of each calendar year prior to 1999, the Committee may make Pre-1999 Awards, effective as of December 31 of the year to which the Award relates, in such amounts as the Committee determines in its sole discretion. A Participant to whom a Pre-1999 Award is made shall promptly thereafter be notified of the Award in writing by the Committee. The amount of each Pre-1999 Award made to a Participant will be credited to a separate Account as of the Effective Date of the Award. In its sole discretion, the Committee may determine that the aggregate amount of Awards for any year will be less than the Partners Pool for that year.

14.   Earnings on an Account. As of the end of each calendar year following the year for which an Account is established, each Account maintained for a Participant who was employed by the Company at the end of that year will be credited or debited, as applicable, with the amount, if any, necessary to reflect Earnings as of that date. As soon as practicable after the end of each such calendar year, a statement shall be provided to each such Participant indicating the current balance in each Account maintained for the Participant as of the end of the calendar year.

15.   Vesting of Amounts in a Participant’s Account. With respect to each Pre-1999 Award made for 1995, a Participant’s rights and interest therein and any Earnings thereon credited to the Participant’s Account will vest at the rate of 33 1/3 percent for each full calendar year that the Participant is employed by a Company after 1995. With respect to each Pre-1999 Award made for a calendar year after 1995, a Participant’s rights and interest therein and any Earnings thereon credited to the Participant’s Account will vest at the rate of 12½ percent for each full calendar year that the Participant is employed by a Company after the Effective Date of the Award. Notwithstanding any provision of this Article IV to the contrary, a Participant’s rights and interest in the balance in the Participant’s Account to the extent not then vested shall become fully vested upon the Participant’s death, Disability or Retirement.

16.   Forfeiture of a Participant’s Account Balances. If a Participant ceases to be employed by any of the Companies, the balance of any Account maintained for a Participant on the effective date of the Participant’s Termination of Employment that is not then fully vested (and that does not vest upon such termination) pursuant to Section 16 or Section 3(c) will thereupon be forfeited; provided, however, that, in its sole discretion, the Committee may determine to accelerate the Participant’s vesting in any such Account and avoid the forfeiture of the Participant’s otherwise unvested Account balance. Any amounts forfeited pursuant to this Section 16 shall increase the amount of the Partners Pool as provided for in Section 1(z)(ii).

17.   Distributions of a Participant’s Final Account Balances.

(a)   In the event a Participant’s employment with the Companies terminates by reason of the Participant’s death, the Participant’s Final Account Balance under this Article IV, plus interest as provided in Subsection (d)(i) of this Section, will be distributed to the Participant’s Beneficiary in a single-sum cash payment within 45 days after the later of the date the Committee receives (i) written notification in form satisfactory to it of the Participant’s death, and (ii) any tax waiver or governmental document deemed relevant by the Committee with respect to making the payment.

(b)   In the event a Participant’s employment with the Companies terminates by reason of the Participant’s Disability or Retirement, the Participant’s Final Account Balance under this Article IV, plus interest as provided in Subsection (d)(ii) of this Section, will be distributed to the Participant or to the Participant’s Beneficiary, as the case may be, in cash in five equal annual installments, the first to be made on a date within 45 days after the January 1 immediately following the effective date of such

Disability or Retirement and the others to be made within 45 days of January 1 in each of the four subsequent calendar years; provided, however, that a payment shall be made in a single-sum in an amount up to 50 percent of his or her Final Account Balance under this Article IV, plus interest as provided in Subsection (d)(i) of this Section, if the Participant elects to receive such a payment by written notice submitted to the Committee at least twelve months before the effective date of the Participant’s Disability or Retirement, as the case may be. Any such single-sum payment shall be made within 45 days after the effective date of the Participant’s Disability or Retirement, as the case may be, and the subsequent five equal installment payments, which shall total (i) the Final Account Balance under this Article IV reduced by the single-sum payment computed without regard to Subsection (d)(i) of this Section plus (ii) interest as provided in Subsection (d)(ii) of this Section, shall be made within 45 days of January 1 in each of the five subsequent calendar years.

(c)   In the event a Participant’s employment with the Companies terminates for any reason other than the Participant’s death, Disability or Retirement, the Participant’s Final Account Balance under this Article IV, plus interest as provided in Subsection (d)(ii) of this Section, will be distributed to the Participant or the Participant’s Beneficiary, as the case may be, in cash in five equal annual installments, the first to be made on a date within 45 days after the January 1 immediately following the effective date of the Participant’s Termination of Employment and the others within 45 days of January 1 in each of the four subsequent calendar years.

(d)                                 (i) Each single-sum payment to be made pursuant to Subsection (a) or (b) of this Section shall include interest on the Final Account Balance to be paid at the Reference Rate as of the date the Final Account Balance under this Article IV is to be determined.

(ii) Each installment payment to be made pursuant to Subsection (b) or (c) of this Section shall be calculated by considering the portion of the Participant’s Final Account Balance under this Article IV payable in installments as an indebtedness that accrues interest at the Reference Rate as of the date the Final Account Balance under this Article IV is determined and that will be amortized by equal payments on January 1 of the five calendar years in which the installments payments are to be made sufficient to fully discharge the deemed indebtedness by the final installment payment.

(e)   Distribution of any Accounts in accordance with this Section 17 shall be subject to any deferral effected pursuant to Section 18.

18.   Deferral of Distribution of Pre-1999 Awards.  The Committee may, in its sole discretion, permit the elective deferral of distributions from an Account to a Participant under a Pre-1999 Award. Any such deferral will be subject to substantially the same rules and procedures as set forth in Section 8 above with respect to the deferral of Post-2000 Awards. Any election to defer receipt of any portion of a 1999 Award which is scheduled to vest in any calendar year must be made before January 31 of the prior calendar year.

ARTICLE V

ADMINISTRATION; MISCELLANEOUS

19.   Administration of the Plan. The Plan is intended to be an unfunded, non-qualified deferred compensation plan within the meaning of ERISA and shall be administered by the Committee as such. The Committee shall have the full power and authority to administer and interpret the Plan and to take any and all actions in connection with the Plan, including, but not limited to, the power and authority to prescribe all applicable procedures, forms and agreements.  The Committee’s interpretation and construction of the Plan, including its computation of Grant Value, number of Restricted Units to be awarded each Participant, notional investment returns, and Earnings, shall be conclusive and binding on all persons having an interest in the Plan.

20.   Authority to Vary Terms of Awards.  The Committee shall have the authority to grant Awards other than as described in Articles II, III and IV, subject to such terms and conditions as the Committee shall determine in its discretion.

21.   Amendment, Suspension and Termination of the Plan.  The Committee reserves the right at any time, without the consent of any Participant or Beneficiary and for any reason, to amend, suspend or terminate the Plan in whole or in part in any manner; provided that no such amendment, suspension or termination shall adversely affect any right of any Participant or Beneficiary with respect to any Award held in the form of a Restricted Unit or, with respect to any Pre-1999 Award or Post-2000 Award, any balance in any Account, prior to such amendment, suspension or termination.

22.   General Provisions.

(a)   To the extent provided by the Committee, each Participant may file with the Committee a written designation of one or more persons, including a trust or the Participant’s estate, as the Beneficiary entitled to receive, in the event of the Participant’s death, any amount or property to which the Participant would otherwise have been entitled under the Plan.  A Participant may, from time to time, revoke or change his or her Beneficiary designation by filing a new designation with the Committee. If (i) no such Beneficiary designation is in effect at the time of a Participant’s death, (ii) no designated Beneficiary survives the Participant, or (iii) a designation on file is not legally effective for any reason, then the Participant’s estate shall be the Participant’s Beneficiary.

(b)   Neither the establishment of the Plan nor the grant of any Award or any action of any Company, the Board of Directors, or the Committee pursuant to the Plan, shall be held or construed to confer upon any Participant any legal right to be continued in the employ of any Company. Each Company expressly reserves the right to discharge any Participant without liability to the Participant or any Beneficiary, except as to any rights which may expressly be conferred upon the Participant under the Plan.

(c)   The right of any Participant or Beneficiary to receive distributions from Accounts, or of Holding Units as to which a Deferral Election has been made, under the

Plan shall be an unsecured claim against the general assets of Alliance. All such distributions shall be paid from the general funds of Alliance and no special or separate fund shall be established and no segregation of assets shall be made to assure payments of any such distributions. No Participant or Beneficiary shall have any right, title or interest whatsoever in, or to, any investments which Alliance may make to assist it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to the Plan, shall create or be construed to create a trust of any kind, or a fiduciary relationship between any Company and any other person.

(d)   No right to receive any payment under the Plan may be transferred or assigned, pledged or otherwise encumbered by any Participant or Beneficiary other than by will, by the applicable laws of descent and distribution or by a court of competent jurisdiction. Any other attempted assignment or alienation of any payment hereunder shall be void and of no force or effect.

(e)   If any provision of the Plan shall be held illegal or invalid, the illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

(f)   Any notice to be given by the Committee under the Plan to a Participant or Beneficiary shall be in writing addressed to the Participant or Beneficiary, as the case may be, at the last address shown for the recipient on the records of any Company or subsequently provided in writing to the Committee. Any notice to be given by a Participant under the Plan shall be in writing addressed to the Committee at the address of Alliance.

(g)   Section headings herein are for convenience of reference only and shall not affect the meaning of any provision of the Plan.

(h)   The provisions of the Plan shall be governed and construed in accordance with the laws of the State of New York.

(i)   There shall be withheld from each payment made pursuant to the Plan any tax or other charge required to be withheld therefrom pursuant to any federal, state or local law.  A Company by whom a Participant is employed shall also be entitled to withhold from any compensation payable to a Participant any tax imposed by Section 3101 of the Code, or any successor provision, on any Award made to the Participant; provided, however, that if for any reason the Company does not so withhold the entire amount of such tax on a timely basis, the Participant shall be required to reimburse Alliance for the amount of the tax not withheld promptly upon Alliance’s request therefore. With respect to Restricted Units: (i) in the event that the Committee determines that any federal, state or local tax or any other charge is required by law to be withheld with respect to the Restricted Units, the vesting of Restricted Units, or an election under Section 83(b) of the Code (a “Withholding Amount”) then, in the discretion of the Committee, either (X) prior to or contemporaneously with the delivery of Restricted Units to the recipient, the recipient shall pay the Withholding Amount to Alliance in cash or in vested Holding Units already owned by the recipient (which are not subject to a pledge or other security interest), or a combination of cash and such Holding Units, having a total fair market value, as determined by the Committee, equal to the Withholding Amount; (Y) Alliance shall retain from any vested Restricted Units to be delivered to the recipient that number of Holding Units having a fair market value, as determined by the Committee, equal to the Withholding Amount (or such portion of the Withholding Amount that is not satisfied under clause (X) as payment of the Withholding Amount; or (Z) if Restricted Units are delivered without the payment of the Withholding Amount pursuant to either clause (X) or (Y), the recipient shall promptly pay the Withholding Amount to Alliance on at least seven business days notice from the Committee either in cash or in vested Holding Units owned by the recipient (which are not subject to a pledge or other security interest), or a combination of cash and such Holding Units, having a total fair market value, as determined by the Committee, equal to the Withholding Amount, and (ii) in the event that the recipient does not pay the Withholding Amount to Alliance as required pursuant to clause (i) or make arrangements satisfactory to Alliance regarding payment thereof, Alliance may withhold any unpaid portion thereof from any amount otherwise due the recipient from Alliance.